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SEC FILE NUMBER
8-48957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALEXANDER CAPITAL LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 DRS JAMES PARKER BLVD, SUITE 202
(No. and Street)

RED BANK	NJ	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS SULLIVAN	5164679183	TSULLIVAN@ALEXANDERCAPITALLP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALEXANDER CAPITAL LP, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Thomas Sullivan

Title: CFO/FINOP

N R Shah 03/29/2024

Notary Public

NITESH R SHAH
Notary Public - State of New York
NO. 01SH6378425
Qualified in Nassau County
My Commission Expires Jul 23, 2026

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alexander Capital LP
Statement of Financial Condition

December 31, 2023	
Assets	
Cash	**$539,799**
Deposit with clearing broker	**175,550**
Receivable from clearing broker	**134,119**
Property and equipment, net	**17,618**
Prepaid expenses	**106,178**
Commissions & fees receivable	**662,272**
Deposits	**16,750**
Advances receivable	**50,000**
Secured demand note	**1,855,000**
Total Assets	**$ 3,557,286**
Liabilities and Member's Equity	
Liabilities:	
Commissions payable	**1,082,335**
Accounts payable and accrued liabilities	**635,276**
Secured demand note	**1,855,000**
Total Liabilities	**3,572,611**
Member's Equity	**(15,325)**
Total Liabilities and Member's Equity	**$ 3,577,286**

See accompanying notes to financial statements.

1. Business

Alexander Capital, LP (the "Company") is a New York limited partnership formed on March 25, 1996. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities transactions are cleared through correspondent clearing brokers RBC Capital Markets ("RBC") on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Agreement with clearing brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis.

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method.

As of December 31, 2023, net property and equipment is comprised of the following:

Furniture, fixtures and equipment	$168,286
Less: accumulated depreciation	150,668
	$17,618

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company complies with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes. As a limited partnership, the Company is considered to be a disregarded entity and thus not subject to Federal or State taxes. However, the Company is subject to a New York City unincorporated income tax, the levy of which is not expected to be a material amount.

Revenue Recognition

The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract,
and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of Revenue

The Company's significant revenues during 2023 originated from commissions and investment banking.

The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third-party service provider on a monthly basis based upon customer activity for the month. The fees are recognized monthly and a receivable is recorded until commissions are generally paid by the 15th of the following month. Because the Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, investment brokerage fees are presented on a gross basis with related costs reflected separately.

Commissions and related clearing expenses that are administered via RBC are currently recorded on a settlement date basis due to the existing accounting protocol at RBC. There are no material differences between trade date and settlement date revenue amounts.

Investment banking revenues include fees, net of expenses arising from securities offerings in which the company participates. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking revenue is booked when the deal is completed and the income is reasonably determinable.

Material amounts of mutual fund revenues are recorded in the period in which they are earned.

Managed account fees earned at RBC are billed in advance and paid quarterly. These fees are paid directly to affiliate Alexander Capital Wealth Management which in turn, remits a substantial amount to the Company. The Company defers revenue in three-month increments and recognizes the revenue monthly.

3. Receivables from and deposit with clearing broker

The Company introduces its securities transaction business into RBC Capital Markets LLC and Velocity Clearing Inc. The receivables from clearing brokers represent net cash held by the clearing broker for commissions generated during the year ended December 31, 2023.

4. Commitment

Rent

The Company accounts for its rent lease agreements under FASB ASU No. 2016-02. The Company has a sub-leasing agreement for the rental of office spaces located at 10 Drs James Parker Blvd, Suite 202 Red Bank, NJ 07701, 17 State Street, New York 10004, NY, 5379 Arthur Kill Road, Staten Island, NY 10307 , and 9040 Roswell Road Suite 350 Atlanta, GA 30350 with NESA Management LLC, a company controlled by the partners. These sub-leases provide for a payment of approximately $85,000 per month which includes electricity and related occupancy charges. Rent expense for the year ended December 31, 2023 was $1,035,000 and its included as part of occupancy and equipment on the Statement of Operations.

Litigation

The Company is subject to lawsuits and claims that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such lawsuits and claims will not have a material adverse effect on the financial position of the Company.

5. Concentration of Credit Risk

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation (“FDIC”) where offered. The company has not experienced any losses.

6. Related party transactions

Through direct or some level of commonality of ownership, the company has eight related parties with which it may conduct business. SENA Management owns a minority percentage of the company while NESA and SANE hold leases for the spaces the Company occupies. As part of the company’s Investment Banking and Advisory services the company will transact business with Alexander Capital Ventures LLC ("ACV"). ACV is a private-equity enterprise who sometimes places the Company's clients in investment opportunities. The Company earned $3,245,019 in revenues from this business. Alexander Capital Ventures Management (“ACVM”) serves as the management arm of ACV. The company earned

$355,898 from this business. Arive Capital Markets ("ACM") is a broker dealer who places some of its customers in ACV investment opportunities. Alexander Capital Wealth Management ("ACWM") earned $1,067,588 in Managed Fee revenue. Alexander Capital Insurance Agency ("ACI") brings no material revenue into the Company. Please refer to Note 4 for related party rent expense.

The Company has Secured Demand Note obligations with the following minority partners:

$665,000 with Barbara Roth;
$460,000 with Wayne Ruggiere, and
$730,000 with Joseph Ruggiere

7. Other Income

The Company's other income is comprised of ticket charges paid by the Company's correspondent clearing firms and broker rebates.

8.Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2023, the Company had regulatory net capital of $1,403,441, which exceeded its minimum requirement of $114,412 by $1,289,029. The Company's percentage of aggregate indebtedness to net capital was 122% at December 31, 2023.

On June 9, 2023 the firm entered into two Secured Demand Notes. Each note is for $300,000. They are to mature June 9, 2026. The stipulated interest rate is 3%. These Secured Demand Notes will be treated as equity for the first two years of their existence and debt the final year.

On December 1, 2023 the firm entered into two Secured Demand Notes. Each note is for $160,000. They are to mature December 1, 2026. The stipulated interest rate is 3%. These Secured Demand Note will be treated as equity for the first two years of their existence and debt the final year.

On December 15, 2023 the firm entered into a Secured Demand Note. The note is for $90,000. It will mature December 15, 2026. The stipulated interest rate is 3%. This Secured Demand Note will be treated as equity for the first two years of their existence and debt the final year.

9. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company’s financial statements through April 1, 2024, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company’s financial statements.